UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of  March, 2010

PEARSON plc
(Exact name of registrant as specified in its charter)

N/A

(Translation of registrant's name into English)

80 Strand
London, England WC2R 0RL
44-20-7010-2000
(Address of principal executive office)

Indicate by check mark whether the Registrant  files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X                                      Form 40-F

Indicate by check mark whether the  Registrant  by  furnishing  the  information contained  in this  Form is  also  thereby  furnishing  the  information  to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes                                              No X

This Report includes the following documents:

1. A press release from Pearson plc announcing Annual Information Update

31 March 2010

Pearson plc

(“Pearson” or “the Company”)

Annual Information Update

Annual Information Update for the period 31 March 2009 up to and including 30 March 2010.

In accordance with Prospectus Rule 5.2, Pearson sets out below a summary of the information which has been published or made availabe to the public during the defined period.  The information referred to in this Update was up to date at the time it was published, but some of it may now be out of date.

RNS Announcements

Announcements made by the Company via RNS, a Regulatory Information Service, can be found on the London Stock Exchange website at href="http://www.londonstockexchange.com">www.londonstockexchange.com and on the Company’s website at www.pearson.com, which also shows announcements concerning Pearson group news. The RNS announcements made during the defined period were:

Date of Announcement	Headline of Announcement at Stock Exchange
29 March 2010	Director/PDMR Shareholding
25 March 2010	Annual Financial Report
24 March 2010	Director/PDMR Shareholding
19 March 2010	Director/PDMR Shareholding
19 March 2010	Director/PDMR Shareholding
4 March 2010	Director/PDMR Shareholding
3 March 2010	Directorate Change
1 March 2010	Total Voting Rights
1 March 2010	Final Results
19 February 2010	Director/PDMR Shareholding
3 February 2010	Acquisition
1 February 2010	Total Voting Rights
19 January 2010	Trading Statement
15 January 2010	Statement re Interactive Data Corporation
6 January 2010	Director/PDMR Shareholding
4 January 2010	Total Voting Rights
22 December 2009	Director/PDMR Shareholding
1 December 2009	Total Voting Rights
2 November 2009	Total Voting Rights
22 October 2009	Holding(s) in Company
20 October 2009	Nine-month Interim Management Statement
19 October 2009	Acquisition
15 October 2009	Director/PDMR Shareholding
5 October 2009	Director/PDMR Shareholding
2 October 2009	Director/PDMR Shareholding
1 October 2009	Director/PDMR Shareholding
1 October 2009	Total Voting Rights
23 September 2009	Director/PDMR Shareholding
4 September 2009	Total Voting Rights
6 August 2009	Holding(s) in Company
4 August 2009	Holding(s) in Company
3 August 2009	Total Voting Rights
27 July 2009	Half Yearly Report
8 July 2009	Director/PDMR Shareholding
7 July 2009	Director/PDMR Shareholding
1 July 2009	Director/PDMR Shareholding
1 July 2009	Total Voting Rights
24 June 2009	Pearson Steps Up Investment in Education in India
1 June 2009	Director/PDMR Shareholding
11 May 2009	Director/PDMR Shareholding
11 May 2009	Director/PDMR Shareholding
1 May 2009	AGM Statement
1 May 2009	Total Voting Rights
1 May 2009	AGM Statement
27 April 2009	Director/PDMR Shareholding
23 April 2009	Director/PDMR Shareholding
23 April 2009	Director/PDMR Shareholding
20 April 2009	Director/PDMR Shareholding
17 April 2009	Director/PDMR Shareholding
17 April 2009	Director/PDMR Shareholding
15 April 2009	Acquisition
9 April 2009	Acquisition
1 April 2009	Director/PDMR Shareholding
1 April 2009	Total Voting Rights
31 March 2009	Annual Information Update

Documents Filed with Companies House

The Company made the following filings with Companies House during the defined period. Copies of these documents may be obtained from Companies House, Crown Way, Cardiff CF14 3UZ or through Companies House Direct at href="http://www.direct.companieshouse.gov.uk">www.direct.companieshouse.gov.uk .

Date Posted on Companies House Direct Website	Document Filed with Companies House
1 December 2009	Articles of Association
20 November 2009	Annual Return
20 October 2009	RES01 - Alteration to Memorandum & Articles of Association
20 October 2009	CC04 - Statement of Company’s Objects
17 October 2009	CH01 - Director’s Change of Particulars (x8)
17 October 2009	CH03 – Secretary’s Change of Particulars (x2)
16 October 2009	AD03 – Register(s) Moved to SAIL Address
16 October 2009	AD02 – SAIL Address Created
10 September 2009	288c – Director’s Change of Particulars
11 May 2009	288b – Resignation of Director
8 May 2009	123 – Notice of Increase In Nominal Capital
8 May 2009	RES04 – Resolution Approved at AGM
8 May 2009	RES09 - Resolution Approved at AGM
8 May 2009	RES11 - Resolution Approved at AGM
8 May 2009	RES13 - Resolution Approved at AGM
8 May 2009	RES01 - Resolution Approved at AGM
8 May 2009	RES10 - Resolution Approved at AGM
8 May 2009	AA – Annual Accounts to 31 December 2008

In addition, the Company filed Forms 88(2) (referred to as Forms SH01 – Statement of Capital from 1 October 2009) with Companies House. These were posted on the Companies House Direct website on 22 March 2010, 3 March 2010, 1 March 2010, 26 February 2010, 8 February 2010, 8 January 2010, 3 January 2010, 2 January 2010, 19 November 2009, 17 November 2009, 3 November 2009, 7 October 2009, 29 September 2009, 14 September 2009, 26 August 2009, 19 August 2009, 12 August 2009, 24 July 2009, 16 July 2009, 26 May 2009 and 5 May 2009.

Interim Results

The Company’s interim results for the period 1 January 2009 to 30 June 2009 were announced on 27 July 2009. They are available on the Company’s website at www.pearson.com.

Information Provided to Shareholders

The Company sent to its shareholders and, with the exception of the Form of Proxy, made available on its website, the following documents during the defined period:

Date of Mailing	Documents Sent to Shareholders
25 March 2010	Annual Report and Accounts 2009 and/or Performance Summary 2009.
Letter from the Chairman and Notice of 2010 AGM.
Form of Proxy in relation to 2010 AGM.

Copies of the Annual Report and Accounts, Letter from the Chairman and Notice of AGM and Form of Proxy for the 2009 year end (“the AGM documentation”) were submitted to the UK Listing Authority on 25 March 2010. In addition, copies of the resolutions passed at the 2009 AGM were sent to the UK Listing Authority on 1 May 2009. Copies of these documents are available from the Company Secretary, Pearson plc, 80 Strand, London WC2R 0RL.

US Listing

The Company is listed on the New York Stock Exchange (“NYSE”) as well as on the London Stock Exchange. There is a requirement, therefore, that information made public in the UK also needs to be made available in the US. Such documentation is listed below:

Securities and Exchange Commission ("SEC")

Copies of the resolutions passed at the 2009 AGM were sent to the SEC on 1 May 2009. Copies of these documents can be obtained from the Securities and Exchange Commission, 450 Fifth Street N.W., Washington D.C. 20549, USA, as well as from the Company Secretary of Pearson.

NYSE

The Company sent copies of the AGM documentation, referred to above, to the NYSE on 25 March 2010 and copies of the resolutions passed at the 2009 AGM were sent to the NYSE on 1 May 2009.

Bank of New York (“BoNY”)

The Company sent copies of the AGM documentation, referred to above, to the BoNY on 25 March 2010.

Stephen Jones
Deputy Secretary

SIGNATURE

Pursuant  to the  requirements  of the  Securities  Exchange  Act of  1934,  the registrant  has duly  caused  this  report  to be  signed  on its  behalf by the undersigned, thereunto duly authorized.

PEARSON plc

Date:   31 March, 2010

By:   /s/ STEPHEN JONES

-----------------------
Stephen Jones
Deputy Secretary